

07006709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18201 Von Karman, Suite 550
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Scott 949-752-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcap Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO / Fin Op

Title

Notary Public



A. E. EID
COMM. #1683697
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES AUG. 20, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

18201 Von Karman, #550
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2006 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2006 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
January 25, 2007

WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	
Checking	$ 17,313
Clearing deposit	21,092
Commissions receivable	9,244
Concession receivable	12,950
Investment account	599,499
Brokers' advances	15,453
Furniture & equipment less accumulated depreciation - $43,734	12,144
Other assets	13,536
TOTAL ASSETS	$ 701,231

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 5,369
Commissions payable	4,967
Concession payable	6,650
Credit line	160
Income tax payable	800
TOTAL LIABILITIES	17,946
SHAREHOLDERS' EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized; 262,300 shares outstanding	$ 262,300
Paid in capital	171,969
Retained earnings	249,016
TOTAL SHAREHOLDERS' EQUITY	683,285
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 701,231

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE – Page 11	$ 1,579,742
OPERATING EXPENSES - Page 11	3,168,625
Less: Reimbursed expenses	164,065
	3,004,560
NET OPERATING INCOME (LOSS)	(1,424,818)
OTHER INCOME (EXPENSE)	
Realized gain on securities	839,471
Realized gain – investment banking	197,299
Unrealized gain on securities	24,171
Interest income	6,923
TOTAL OTHER INCOME	1,067,864
INCOME BEFORE INCOME TAXES	(356,954)
TAX PROVISION:	
Current	800
Deferred	0
NET INCOME (LOSS)	$(357,754)

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2005	262,300	$262,300	$171,969	$ 606,770	$1,041,039
Net Income (Loss)				(357,754)	(357,754)
Balance, December 31, 2006	262,300	$262,300	$171,969	$ 249,016	$ 683,285

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income (loss)	$(357,754)
Depreciation	7,890
Changes in operating assets and liabilities:	
Brokers' advances	12,209
Commissions receivable	15,783
Concession receivable	(8,450)
Clearing deposit	2,677
Other assets	1,452
Investment account - cash	(183,692)
Investment account – securities	669,878
Accounts payables	(7,416)
Commissions payable	(12,667)
Concessions payable	4,550
Income tax payable	(8,400)
Deferred tax payable	(93,000)
Net cash provided by operating activities	43,060
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities	
Credit line - repayment	(25,784)
	(25,784)
Net increase in cash	17,276
Cash at beginning of year	37
Cash at December 31, 2006	$ 17,313
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 13,171
Cash paid for interest	$ 3,150

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Westcap Securities, Inc. (the Company) is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The accompanying financial statements were prepared on the accrual method of accounting.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the net capital was $306,553, which exceeded the required minimum capital by $206,553. The percentage of aggregate indebtedness to the net capital ratio is 5.85%.

NOTE 4 – PROVISION FOR INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

Due to current year net operating loss (NOL) the current tax provision is the state minimum of $800 with no deferred tax provision.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – COMMITMENTS

The Company's lease term expires on 6/30/2007 and no decision has been made on if it will be renewed and when.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Westcap Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Westcap Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 683,285
Non allowable assets - Page 9	(47,433)
NET CAPITAL BEFORE HAIRCUTS	635,852
Haircuts, Page 9	329,299
NET CAPITAL	$ 306,553
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 1,202
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL (DEFICIENCY)	$ 206,553
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 304,758
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 17,946
Percentage of aggregate indebtedness to net capital	5.85%

RECONCILIATION

The following is a reconciliation as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$ 307,353
Provision for income taxes	(800)
Audited	$ 306,553

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2006

NON-ALLOWABLE ASSETS	
Brokers' Advances	$ 15,453
Furniture & Equipment, net	12,144
Concessions receivable net of $6,650 liability	6,300
Other Asset	13,536
	$ 47,433

HAIRCUTS	
Securities Positions	$329,299

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Westcap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
January 25, 2007

WESTCAP SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE

Blue Sky Income	$ 11,160
Commissions Income	1,243,490
Compliance Income	99,977
Fees and Other Income	225,115
	$1,579,742

OPERATING EXPENSES

Advertising	$ 6,946
Auto Expense	26,846
Bad Debts	16,555
Bank Service Charges	896
Clearing Fees	40,438
Commissions	1,279,206
Deferred Income Taxes	(93,000)
Depreciation Expense	7,890
Dues and Subscriptions	5,228
Insurance	11,040
Interest Expense	3,150
Investment Banking Expense	441,274
Leads	29,400
Licenses and Permits	7,692
NASD Fees	31,051
Office Expense	27,914
Outside Services	175,646
Parking	16,680
Payroll Expenses	1,666
Payroll Tax Expenses	19,986
Postage and Delivery	28,065
Printing and Reproduction	4,751
Professional Fees	11,825
Profit Sharing	590,668
Rent	177,341
Salary	248,877
Travel and Entertainment	15,478
Utilities	20,165
Miscellaneous	14,951
	$3,168,625

See Accompanying Notes to Financial Statements

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

END

Los Angeles, California
January 25, 2007